ANCOR RESOURCES INC.
                              2328 HEATHER STREET
                                VANCOUVER, B.C.
                                    V5Z 4R6
                           TELEPHONE: (604) 838-1926
                              FAX: (604) 742-9993

VIA FAX:  202-772-9204

May 5, 2006

U.S. Securities & Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-3561

ATTENTION:  GOLDIE B. WALKER

Dear Sirs:

RE:   REGISTRATION STATEMENT ON FORM SB-2 REQUEST FOR ACCELERATION

In accordance with Regulation C, Rule 461, we hereby request acceleration of the effective date of our registration statement on Form SB-2, as amended, such that it be deemed effective on Wednesday, May 10, 2006 at 3:30pm (Eastern time), or as soon as practicable thereafter.

We are aware of our obligations under the Act in this regard and acknowledge that:

1.    should  the  Commission  or  the  staff,   acting  pursuant  to  delegated
      authority, declare our filing effective, this does not foreclose the Commission from taking any action with respect to the filing;

2. the action of the Commission or the staff, acting pursuant to delegated authority, in declaring our filing effective, does not relieve us from our full responsibility for the adequacy or accuracy of the disclosure in our filing; and

3. we may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the commission or any person under the federal securities laws of the United States.

Yours truly,

/s/ Michael Sweeney

Michael Sweeney, President, Director
Ancor Resources Inc.